Mail Stop 4561

June 29, 2009

C. Nicholas Keating, Jr.
Chief Executive Officer
Network Equipment Technologies, Inc.
6900 Paseo Padre Parkway
Fremont, CA 94555

> **Re:** **Network Equipment Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 29, 2009**
> **File No. 001-10255**

Dear Mr. Keating:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Special Counsel